                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    3     )*
                                          ---------

                    TREATS INTERNATIONAL ENTERPRISES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
- --------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  89464M 20 2
           --------------------------------------------------------
                                 (CUSIP Number)
        Barrie G. Laver, Vice President, Royal Bank Capital Corporation
   200 Bay Street, Royal Bank Plaza, Toronto, Ontario M5J 2J5   (416-974-4497)
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 26, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                     SCHEDULE 13D

- -------------------------------                       --------------------------
     CUSIP No. 89464M 20 2                                 Page 2 of 5 Pages
- -------------------------------                       --------------------------

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons


      Royal Bank of Canada and its wholly-owned subsidiary.

      Royal Bank Capital Corporation
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
        WC PF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      Canada
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 17,552,738
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    17,552,738
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      17,552,738
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      59.8%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
      BK (Royal Bank of Canada)            CO (Royal Bank Capital Corporation)
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                     SCHEDULE 13D

- -------------------------------                       --------------------------
     CUSIP No. 89464M 20 2                                 Page 3 of 5 Pages
- -------------------------------                       --------------------------



This Amendment No. 3 amends the original Schedule 13D previously filed by Royal Bank of Canada and Royal Bank Capital Corporation, as Reporting Person, on June 19, 1995, as amended by Amendment No. 1 thereto filed on September 28, 1995, and as amended by Amendment No. 2 thereto filed on October 30, 1995, relating to Common Stock of Treats International Enterprises, Inc.

Terms used in this Amendment that are defined in the original Schedule 13D, Amendment No. 1 or Amendment No. 2 thereto, and not otherwise defined herein shall have the meanings assigned to such terms in the original Schedule 13D, Amendment No. 1 or Amendment No. 2 thereto.

Footnote references are to the Footnotes in the original Schedule 13D.

All share amounts have been adjusted to reflect a 1-for-3 reverse stock split of the Common Shares of Issuer effective as of June 21, 1993.

Unless otherwise indicated, all dollar ($) amounts are in United States Dollars (C$ signifies Canadian Dollars).


ITEM 4.  PURPOSE OF TRANSACTION

See the information under Item 5 in this Amendment No. 3 and the contracts, arrangements and understandings added as Exhibits to this Schedule 13D that are referred to under Item 7 in this Amendment No. 3.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As of April 26, 1996 the Reporting Person agreed to sell to the Issuer for C$3,400,000 (i) 5,607,760 Common Shares of Issuer, (ii) 5,409,825 Preferred Shares of Issuer, and the Triadon Debenture with a current principal value of C$1,134,562. This transaction is scheduled to close no later than June 24, 1996. To the best of the knowledge of the Reporting Person, this transaction is conditioned upon only the satisfactory completion of due diligence by a potential investor in Issuer. If this transaction is completed, the Reporting Persons would continue to own 1,600,000 Common Shares of the Issuer.

In the event that the transaction outlined above does not close by June 24, 1996, the Reporting Person has an option to acquire approximately 6,196,670 Common Shares of the Issuer from the Chief Executive Officer of the Issuer and persons affiliated with him. This acquisition would be conditional upon the successful completion of due diligence on the part of the Reporting Person, the approval of the Board of Directors of RBCC, and any required regulatory approvals.

                                     SCHEDULE 13D

- -------------------------------                       --------------------------
     CUSIP No. 89464M 20 2                                 Page 4 of 5 Pages
- -------------------------------                       --------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The following additional contracts, arrangements, understandings and relationships currently exist among the Reporting Persons and Other persons with respect to securities of Issuer:

    (a) Letter dated April 15, 1996 from Barrie Laver, Vice-President of RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer, accepted and agreed to on behalf of Issuer and Paul Gibson.

    (b) Letter dated April 22, 1996 from Paul Gibson, President and Chief Executive Officer of Issuer, to Barrie Laver, Vice President of RBCC, accepted and agreed to on behalf of RBCC by Barrie Laver subject to Letter dated April 24, 1996 from Barrie Laver, Vice President of RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following contracts, arrangements, and understandings are added as Exhibits to this Schedule 13D:

    (d) Letter dated April 15, 1996 from Barrie Laver, Vice-President of RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer, accepted and agreed to on behalf of Issuer and Paul Gibson.

    (e) Letter dated April 22, 1996 from Paul Gibson, President and Chief Executive Officer of Issuer, to Barrie Laver, Vice President of RBCC, accepted and agreed to on behalf of RBCC by Barrie Laver subject to Letter dated April 24, 1996 from Barrie Laver, Vice President of RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer.

                                     SCHEDULE 13D

- -------------------------------                       --------------------------
     CUSIP No. 89464M 20 2                                 Page 5 of 5 Pages
- -------------------------------                       --------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: ________________________






                                       ROYAL BANK OF CANADA



                                       Janice Fukakusa
                                       _______________________________________
                                       Name:
                                       Title:    Senior Vice President
                                                  Financial Services



                                       ROYAL BANK CAPITAL CORPORATION



                                       Barrie Laver
                                       _______________________________________
                                       Name:
                                       Title:    Vice President